SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2020

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended September 30, 2020

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of United Kingdom and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holding Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.73.54, as published by Federal Reserve Board of Governors on September 30, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	in our specialty medicines business: competition for our specialty products; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

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•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; challenges associated with conducting business globally, including adverse effects of political or economic instability, major hostilities or terrorism; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	our business and operations in general, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; manufacturing or quality control protocols; interruptions in our supply chain, including due to potential effects of the COVID-19 pandemic on our operations and business in geographic locations impacted by the pandemic and on the business operations of our customers and suppliers; our ability to successfully execute and maintain the activities and efforts related to the measures we have taken or may take in response to the COVID-19 pandemic and associated costs therewith; challenges associated with conducting business globally, including adverse effects of the COVID-19 pandemic; costs resulting from the extensive governmental regulation to which we are subject or delays in governmental processing time due to modified government operations due to the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic; disruptions of information technology systems; and our ability to successfully compete in the marketplace; and

•	those discussed in the sections entitled “risk factors” in our most recent Annual Report on Form 20-F for the year ended March 31, 2020 and “Operating and Financial Review, Trend Information” and elsewhere in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2020 and in our other periodic reports and documents filed with and/or furnished to the SEC from time to time.

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4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2020		September 30, 2020		March 31, 2020
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	53	Rs.	3,889	Rs.	2,053
Other investments	5		288		21,154		23,687
Trade and other receivables	6		681		50,077		50,278
Inventories	7		559		41,134		35,066
Derivative financial instruments			13		985		1,105
Tax assets			30		2,206		4,379
Other current assets			212		15,561		13,802
Total current assets		U.S.$	1,836	Rs.	135,006	Rs.	130,370
Non-current assets
Property, plant and equipment	8	U.S.	$748	Rs.	55,026	Rs.	52,332
Goodwill	9		62		4,581		3,994
Other intangible assets	10		557		40,972		27,659
Trade and other receivables	6		4		258		1,737
Investment in equity accounted investees			40		2,961		2,763
Other investments	5		14		1,031		328
Deferred tax assets			172		12,657		12,214
Other non-current assets			12		885		844
Total non-current assets		U.S.$	1,610	Rs.	118,371	Rs.	101,871
Total assets		U.S.$	3,445	Rs.	253,377	Rs.	232,241
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	310	Rs.	22,833	Rs.	16,659
Short-term borrowings	11		270		19,852		16,441
Long-term borrowings, current portion	11		11		815		4,266
Provisions			53		3,885		3,800
Tax liabilities			16		1,156		573
Derivative financial instruments			8		597		1,602
Bank overdraft	4		1		101		91
Other current liabilities			399		29,330		29,382
Total current liabilities		U.S.$	1,068	Rs.	78,569	Rs.	72,814
Non-current liabilities
Long-term borrowings	11	U.S.$	91	Rs.	6,661	Rs.	1,304
Deferred tax liabilities			3		206		275
Provisions			1		55		54
Other non-current liabilities			35		2,549		2,806
Total non-current liabilities		U.S.$	129	Rs.	9,471	Rs.	4,439
Total liabilities		U.S.$	1,197	Rs.	88,040	Rs.	77,253
Equity
Share capital	12	U.S.$	11	Rs.	831	Rs.	831
Treasury shares	12		(14)		(1,048)		(1,006)
Share premium			120		8,792		8,495
Share based payment reserve			17		1,269		1,233
Capital redemption reserve			2		173		173
Special economic zone re-investment reserve			14		1,059		-
Retained earnings			2,073		152,458		144,247
Other components of equity			25		1,803		1,015
Total equity		U.S.$	2,248	Rs.	165,337	Rs.	154,988
Total liabilities and equity		U.S.$	3,445	Rs.	253,377	Rs.	232,241

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the six months ended September 30,						For the three months ended September 30,
Particulars	Note	2020		2020		2019		2020		2019
		Convenience translation (See Note 2(d))
Revenues	13	U.S.$	1,267	Rs.	93,142	Rs.	86,444	Rs.	48,967	Rs.	48,009
Cost of revenues			571		41,978		38,965		22,558		20,389
Gross profit			696		51,164		47,479		26,409		27,620
Selling, general and administrative expenses			352		25,893		25,282		13,107		13,217
Research and development expenses			113		8,339		7,271		4,359		3,662
Impairment of non-current assets			11		781		3,560		781		3,560
Other income, net	14		(4)		(267)		(3,894)		(149)		(135)
Total operating expenses			472		34,746		32,219		18,098		20,304
Results from operating activities (A)			223		16,418		15,260		8,311		7,316
Finance income			18		1,327		1,225		489		535
Finance expense			(7)		(485)		(601)		(252)		(304)
Finance income, net (B)	15		11		842		624		237		231
Share of profit of equity accounted investees, net of tax (C)			2		150		280		73		117
Profit before tax [(A)+(B)+(C)]			237		17,410		16,164		8,621		7,664
Tax expense/(benefit)	16		54		3,994		(1,389)		998		(3,261)
Profit for the period		U.S.$	182	Rs.	13,416	Rs.	17,553	Rs.	7,623	Rs.	10,925
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	1.10	Rs.	80.91	Rs.	105.90	Rs.	45.96	Rs.	65.93
Diluted earnings per share of Rs.5/- each		U.S.$	1.10	Rs.	80.69	Rs.	105.71	Rs.	45.83	Rs.	65.82

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the six months ended September 30,						For the three months ended September 30,
Particulars	2020		2020		2019		2020		2019
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	182	Rs.	13,416	Rs.	17,553	Rs.	7,623	Rs.	10,925
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	2	Rs.	181	Rs.	113	Rs.	(34)	Rs.	160
Tax impact on above items		-		-		(1)		-		(1)
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	2	Rs.	181	Rs.	112	Rs.	(34)	Rs.	159
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(1)	Rs.	(37)	Rs.	(8)	Rs.	(24)	Rs.	(1)
Foreign currency translation adjustments		0		22		255		(193)		427
Effective portion of changes in fair value of cash flow hedges, net		12		917		(271)		446		(187)
Tax impact on above items		(4)		(294)		88		(138)		65
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	8	Rs.	608	Rs.	64	Rs.	91	Rs.	304
Other comprehensive income for the period, net of tax	U.S.$	11	Rs.	789	Rs.	176	Rs.	57	Rs.	463
Total comprehensive income for the period	U.S.$	193	Rs.	14,205	Rs.	17,729	Rs.	7,680	Rs.	11,388

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital			Share premium		Treasury shares		Share-based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2020 (A)	Rs.	831		Rs.	8,495	Rs.	(1,006)	Rs.	1,233	Rs.	(2,405)	Rs.	4,343	Rs.	(563)	Rs.	173	Rs.	-	Rs.	(360)	Rs.	144,247	Rs.	154,988
Profit for the period		-			-		-		-		-		-		-		-		-		-		13,416		13,416
Net change in fair value of equity and debt instruments		-			-		-		-		144		-		-		-		-		-		-		144
Foreign currency translation adjustments		-			-		-		-		-		22		-		-		-		-		-		22
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.294		-			-		-		-		-		-		623		-		-		-		-		623
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	144	Rs.	22	Rs.	623	Rs.	-	Rs.	-	Rs.	-	Rs.	13,416	Rs.	14,205
Issue of equity shares on exercise of options		-	*		297		148		(268)		-		-		-		-		-		-		-		177
Share-based payment expense		-			-		-		304		-		-		-		-		-		-		-		304
Purchase of treasury shares		-			-		(190)		-		-		-		-		-		-		-		-		(190)
Dividend paid		-			-		-		-		-		-		-		-		-		-		(4,147)		(4,147)
Total transactions with owners of the Company (C)	Rs.	-		Rs.	297	Rs.	(42)	Rs.	36	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,147)	Rs.	(3,856)
Transfer to special economic zone re-investment reserve (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1,059	Rs.	-	Rs.	(1,059)	Rs.	-
Balance as of September 30, 2020 [(A)+(B)+(C)+(D)]	Rs.	831		Rs.	8,792	Rs.	(1,048)	Rs.	1,269	Rs.	(2,261)	Rs.	4,365	Rs.	60	Rs.	173	Rs.	1,059	Rs.	(360)	Rs.	152,458	Rs.	165,337
Convenience translation (See note 2(d))	U.S.$	11		U.S.$	120	U.S.$	(14)	U.S.$	17	U.S.$	(31)	U.S.$	59	U.S.$	1	U.S.$	2	U.S.$	14	U.S.$	(5)	U.S.$	2,073	U.S.$	2,248

* Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share-based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2019 (A)	Rs.	830	Rs.	8,211	Rs.	(535)	Rs.	990	Rs.	(1,910)	Rs.	4,031	Rs.	156	Rs.	173	Rs.	-	Rs.	(395)	Rs.	128,646	Rs.	140,197
Profit for the period		-		-		-		-		-		-		-		-		-		-		17,553		17,553
Net change in fair value of equity and debt instruments		-		-		-		-		86		-		-		-		-		-		19 (3)		105
Foreign currency translation adjustments		-		-		-		-		-		255		-		-		-		-		-		255
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.88		-		-		-		-		-		-		(183)		-		-		-		-		(183)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.1		-		-		-		-		-		-		-		-		-		(1)		-		(1)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	86	Rs.	255	Rs.	(183)	Rs.	-	Rs.	-	Rs.	(1)	Rs.	17,572	Rs.	17,729
Issue of equity shares on exercise of options		1		215		-		(208)		-		-		-		-		-		-		-		8
Share-based payment expense		-		-		-		272		-		-		-		-		-		-		-		272
Purchase of treasury shares		-		-		(474)		-		-		-		-		-		-		-		-		(474)
Dividend paid (including corporate dividend tax)		-		-		-		-		-		-		-		-		-		-		(3,916)		(3,916)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	215	Rs.	(474)	Rs.	(64)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,916)	Rs.	(4,110)
Balance as of September 30, 2019 [(A)+(B)+(C)]	Rs.	831	Rs.	8,426	Rs.	(1,009)	Rs.	1,054	Rs.	(1,824)	Rs.	4,286	Rs.	(27)	Rs.	173	Rs.	-	Rs.	(396)	Rs.	142,302	Rs.	153,816

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.
(2)	The Company has created Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of the eligible SEZ Units in terms of the specific provisions of Section 10AA(1) of the Indian Income Tax Act, 1961 (“the Act”). The said reserve should be utilized by the Company for acquiring Plant and Machinery in terms of Section 10AA(2) of the Act.
(3)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,
Particulars	2020		2020		2019
	Convenience translation (See Note 2(d))
Cash flows from operating activities:
Profit for the period	U.S.$	182	Rs.	13,416	Rs.	17,553
Adjustments for:
Income tax expense/(benefit)		54		3,994		(1,389)
Fair value changes and profit on sale of units of mutual funds, net		(5)		(389)		(562)
Depreciation and amortization		87		6,411		6,422
Impairment of non-current assets		11		781		3,560
Allowance for credit losses (on trade receivables and other advances)		1		61		105
Loss on sale or de-recognition of non-current assets, net		0		15		39
Share of profit of equity accounted investees		(2)		(150)		(280)
Foreign exchange loss/(gain), net		12		919		(29)
Interest income, net		1		82		101
Equity settled share-based payment expense		4		304		272
Dividend income		-		-		(5)
Changes in operating assets and liabilities:
Trade and other receivables		22		1,620		(2,512)
Inventories (Refer to Note 7 for inventory write downs)		(76)		(5,602)		(1,454)
Trade and other payables		65		4,773		910
Other assets and other liabilities, net		(54)		(3,991)		872
Cash generated from operations		302		22,244		23,603
Income tax paid, net		(28)		(2,077)		(3,664)
Net cash from operating activities	U.S.$	274	Rs.	20,167	Rs.	19,939
Cash flows used in investing activities:
Expenditure on property, plant and equipment		(54)		(3,999)		(2,137)
Proceeds from sale of property, plant and equipment		0		33		53
Expenditure on other intangible assets		(8)		(567)		(501)
Proceeds from sale of other intangible assets		-		-		259
Payment for acquisition of business (Refer to Note 24 for details)		(211)		(15,514)		-
Purchase of other investments		(693)		(50,933)		(69,304)
Proceeds from sale of other investments		725		53,296		65,885
Dividend received from equity accounted investees		-		-		392
Interest received		10		714		461
Net cash used in investing activities	U.S.$	(231)	Rs.	(16,970)	Rs.	(4,892)
Cash flows used in financing activities:
Proceeds from issuance of equity shares (including treasury shares)		2		177		0
Purchase of treasury shares		(3)		(190)		(474)
Proceeds from/(repayment of) short-term borrowings, net		50		3,644		(2,012)
Proceeds from long-term borrowings		52		3,800		-
Repayment of long-term borrowings		(51)		(3,743)		(6,765)
Payment of principal portion of lease liabilities		(5)		(366)		(287)
Dividend paid (September 30, 2019 including corporate dividend tax)		(56)		(4,147)		(3,916)
Interest paid		(8)		(559)		(839)
Net cash used in financing activities	U.S.$	(19)	Rs.	(1,384)	Rs.	(14,293)
Net increase in cash and cash equivalents		25		1,813		754
Effect of exchange rate changes on cash and cash equivalents		0		13		26
Cash and cash equivalents at the beginning of the period		27		1,962		2,228
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	52	Rs.	3,788	Rs.	3,008

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These interim financial statements were authorized for issuance by the Company’s Board of Directors on October 28, 2020.

b)	Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2020 contained in the Company’s Annual Report on Form 20-F.

Several amendments and interpretations apply for the first time in the fiscal year ending March 31, 2021, but do not have an impact on the interim financial statements of the Company.

c)	Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statements of financial position:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification;
•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	share-based payments are measured at fair value;
•	investments in joint ventures are accounted for using the equity method; and
•	right-of-use the assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs incurred, if any.

d)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months and six months ended September 30, 2020 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.73.54, as published by the Federal Reserve Board of Governors on September 30, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

e)	Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2020.

g)	New accounting standards effective as on April 1, 2020

Amendments to IFRS 3: Definition of a Business

In May 2020, the IASB issued an amendment to IFRS 3 “Business Combinations – Reference to the Conceptual Framework.” The amendment is effective as of January 1, 2020, although companies may choose to apply it earlier under certain circumstances. The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the interim financial statements of the Company, but may impact future periods should the Company enter into any business combinations.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Proprietary Products; and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others. This segment consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited (“ADTL”), a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2020										For the six months ended September 30, 2019
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	74,916	Rs.	17,058	Rs.	156	Rs.	1,012	Rs.	93,142	Rs.	65,798	Rs.	11,646	Rs.	7,706	Rs.	1,294	Rs.	86,444
Gross profit	Rs.	45,211	Rs.	5,140	Rs.	144	Rs.	669	Rs.	51,164	Rs.	37,207	Rs.	2,075	Rs.	7,505	Rs.	692	Rs.	47,479
Selling, general and administrative expenses										25,893										25,282
Research and development expenses										8,339										7,271
Impairment of non-current assets										781										3,560
Other income, net										(267)										(3,894)
Results from operating activities									Rs.	16,418									Rs.	15,260
Finance income, net										842										624
Share of profit of equity accounted investees, net of tax										150										280
Profit before tax									Rs.	17,410									Rs.	16,164
Tax expense/(benefit)										3,994										(1,389)
Profit for the period									Rs.	13,416									Rs.	17,553

Information about segments:	For the three months ended September 30, 2020										For the three months ended September 30, 2019
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	39,841	Rs.	8,505	Rs.	100	Rs.	521	Rs.	48,967	Rs.	32,816	Rs.	7,107	Rs.	7,425	Rs.	661	Rs.	48,009
Gross profit	Rs.	23,685	Rs.	2,284	Rs.	88	Rs.	352	Rs.	26,409	Rs.	18,200	Rs.	1,750	Rs.	7,298	Rs.	372	Rs.	27,620
Selling, general and administrative expenses										13,107										13,217
Research and development expenses										4,359										3,662
Impairment of non-current assets										781										3,560
Other income, net										(149)										(135)
Results from operating activities									Rs.	8,311									Rs.	7,316
Finance income, net										237										231
Share of profit of equity accounted investees, net of tax										73										117
Profit before tax									Rs.	8,621									Rs.	7,664
Tax expense/(benefit)										998										(3,261)
Profit for the period									Rs.	7,623									Rs.	10,925

(1)	Revenues for the six months ended September 30, 2020 and 2019 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.3,288 and Rs.2,789, respectively. Revenues for the three months ended September 30, 2020 and 2019 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,751 and Rs.1,395, respectively.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2020		2019		2020		2019
India	Rs.	16,932	Rs.	15,923	Rs.	9,887	Rs.	8,295
United States		38,441		39,621		20,147		22,532
Russia		7,250		8,069		3,978		4,105
Others		30,519		22,831		14,955		13,077
	Rs.	93,142	Rs.	86,444	Rs.	48,967	Rs.	48,009

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	September 30, 2020		March 31, 2020
Cash on hand	Rs.	2	Rs.	2
Balances with banks		1,785		1,807
Term deposits with banks (original maturities less than 3 months)		2,102		244
Cash and cash equivalents in the statements of financial position	Rs.	3,889	Rs.	2,053
Bank overdrafts used for cash management purposes		101		91
Cash and cash equivalents in the statement of cash flow	Rs.	3,788	Rs.	1,962
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	99	Rs.	111
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 24 for details)		40		-
Other restricted cash balances		82		15

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, market linked debentures, commercial paper and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of September 30, 2020 and March 31, 2020 were as follows:

	As of September 30, 2020						As of March 31, 2020
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)
Current portion
In units of mutual funds	Rs.	15,854	Rs.	161	Rs.	16,015	Rs.	13,686	Rs.	146	Rs.	13,832
In bonds		-		-		-		1,851		-		1,851
In commercial paper		977		-		977		967		-		967
In market linked debentures		1,000		(44)		956		2,000		(7)		1,993
Term deposits with banks		3,206		-		3,206		5,044		-		5,044
	Rs.	21,037	Rs.	117	Rs.	21,154	Rs.	23,548	Rs.	139	Rs.	23,687
Non-current portion
In equity securities(1)	Rs.	2,701	Rs.	(2,217)	Rs.	484	Rs.	2,701	Rs.	(2,397)	Rs.	304
In bonds	Rs.	522		-	Rs.	522		-		-		-
Others		25		-		25		24		-		24
	Rs.	3,248	Rs.	(2,217)	Rs.	1,031	Rs.	2,725	Rs.	(2,397)	Rs.	328

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5.	Other investments (continued)

(1)	Primarily represents the shares of Curis, Inc. issued to the Company under a 2015 Collaboration Agreement with Curis, Inc., as amended. For further details, refer to Note 33 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020.
(2)	Interest accrued but not due on bonds and debentures, commercial paper and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits and others	Amortized cost
Investments in market linked debentures	Fair value through other comprehensive income
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition)

6.	Trade and other receivables

	As of
	September 30, 2020		March 31, 2020
Current
Trade and other receivables, gross	Rs.	51,308	Rs.	51,480
Less: Allowance for credit losses		(1,231)		(1,202)
Trade and other receivables, net	Rs.	50,077	Rs.	50,278
Non-current
Trade and other receivables, gross(1)	Rs.	258	Rs.	1,737
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	258	Rs.	1,737

(1)	Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

Pursuant to an arrangement with a bank, the Company sells to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer, including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables sold are generally lower than the total net amount of trade receivables. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same are derecognized in the statements of financial position. As on September 30, 2020 and March 31, 2020, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.10,277 (U.S.$139) and Rs.9,049 (U.S.$120), respectively.

7.	Inventories

Inventories consist of the following:

	As of
	September 30, 2020		March 31, 2020
Raw materials	Rs.	11,882	Rs.	10,594
Work-in-progress		8,169		6,806
Finished goods (includes stock-in-trade)		17,854		15,126
Packing materials, stores and spares		3,229		2,540
	Rs.	41,134	Rs.	35,066

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7.	Inventories (continued)

Details of inventories recognized in interim financial statements are as follows:

	For the six months ended September 30,				For the three months ended September 30,
	2020		2019		2020		2019
Raw materials, consumables and changes in finished goods and work in progress	Rs.	27,469	Rs.	24,165	Rs.	15,426	Rs.	12,882
Inventory write-downs(1)		1,528		1,915		375		1,129

(1)	Following the Company’s decision to voluntarily recall all of its ranitidine medications sold in the United States due to confirmed contamination with N-Nitrosodimethylamine (NDMA) above levels established by the U.S.FDA, the Company recognized Rs.231 as inventory write downs towards semi-finished and finished inventory of ranitidine during the three months ended September 30, 2019. Further, an amount of Rs.170 was recognized as a possible refund liability (as a reduction from revenue) arising out of the Company’s decision to recall such product.

8.	Property, plant and equipment

Acquisitions and disposals

	For the six months ended September 30,				For the year ended March 31,
	2020		2019		2020
Cost of assets acquired during the period(1)	Rs.	6,724	Rs.	2,205	Rs.	5,667
Assets acquired through business combinations(2)		373		-		-
Recognition of right-of-use asset on initial application of IFRS 16		-		1,153		1,153
Net book value of assets disposed of during the period		72		35		81
Depreciation expense		4,307		4,429		8,640

(1)	Additions for the six months ended September 30, 2020 include right-of-use asset of Rs.1,852 relating to a warehousing service in the United States.

(2)	Refer to Note 24 of these interim financial statements for further details.

Capital commitments

As of September 30, 2020 and March 31, 2020, the Company was committed to spend Rs.6,884 and Rs.4,888, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

9.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of September 30, 2020 and March 31, 2020:

	As of
	September 30, 2020		March 31, 2020
Opening balance, gross	Rs.	20,278	Rs.	20,176
Goodwill arising on business combinations(1)		530		-
Effect of translation adjustments		57		102
Impairment loss(2)		(16,284)		(16,284)
Closing balance	Rs.	4,581	Rs.	3,994

(1)	Refer to Note 24 of these interim financial statements for further details.

(2)	The impairment loss of Rs.16,284 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Other intangible assets

	For the six months ended September 30,				For the year ended March 31,
	2020		2019		2020
Cost of assets acquired during the period(1)	Rs.	1,696	Rs.	837	Rs.	1,806
Assets acquired through business combinations(2)		14,888		-		-
Net book value of assets disposed of during the period		-		55		65
Amortization expense		2,104		1,993		3,832
Impairment loss recognized during the period(3)(4)		781		3,551		16,757

(1)	Assets acquired during the six months ended September 30, 2020 include Rs.728 representing the estimated payment for the purchase of intellectual property rights relating to product forming part of Company’s Proprietary Products segment.

Assets acquired during the six months ended September 30, 2019 and the year ended March 31, 2020 includes, a portfolio of approved, non-marketed Abbreviated New Drug Applications (“ANDAs”) in the United States from Teva for a total consideration of Rs.277 (U.S.$4). The Company recognized these ANDAs acquired as product related intangibles.

(2)	Refer Note 24 of these interim financial statements for further details.

(3)	Impairment charge of Rs.781 for the six months ended September 30, 2020 includes:

•	Rs.728 pertaining to product related intangible forming part of the Company’s Proprietary Product segment due to decrease in the market potential for the product;

•	Rs.53 pertaining to certain product related intangibles forming part of the Company’s Global Generics segment due to Company’s decision to discontinue their further development and commercialization.

(4)	Total impairment loss for the year ended March 31, 2020 was Rs.16,757 (six months ended September 30, 2019 : Rs.3,551), of which Rs.11,137 pertained to impairment of gNuvaring, Rs.4,385 (six months ended September 30, 2019 : Rs.3,551) pertained to impairment of ramelteon, tobramycin and imiquimod, and the balance was towards other product related intangibles forming part of the Company’s Global Generics and Proprietary Products segments.

Details of significant separately acquired intangible assets as of September 30, 2020 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.	14,640
ANDAs	Teva and an affiliate of Allergan		9,195
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		4,820
Intellectual property rights relating to PPC-06 (tepilamide fumarate)	Xenoport, Inc		3,990
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,822
Habitrol® brand	Novartis Consumer Health Inc.		1,538
Over the counter product brands	Ducere Pharma LLC		695
Beta brand	3i Group plc		423
Various ANDAs	Gland Pharma Limited		357

11.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by certain of its subsidiaries in Russia, Mexico, South Africa, Switzerland , the United States and Brazil which are repayable within 6 to 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	September 30, 2020		March 31, 2020
Pre-shipment credit	Rs.	15,751	Rs.	10,432
Other working capital borrowings		4,101		6,009
	Rs.	19,852	Rs.	16,441

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Loans and borrowings (continued)

The interest rate profile of short-term borrowings from banks is given below:

	As of
	September 30, 2020		March 31, 2020
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	U.S.$	1 Month/6 Month LIBOR + 12.5 to 15 bps	U.S.$	1 Month LIBOR + 12.5 to 16 bps
	INR	1 Month T-bill + 35 bps	INR	1 Month T-bill + 60 bps
	INR	1 Month T-bill + 60 bps with a collar of 4.20%	-	-
	INR	5.75%	-	-
Other working capital borrowings	ZAR	1 Month JIBAR+120 bps	ZAR	1 Month JIBAR+120 bps
	RUB	7.15%	RUB	7.05%
	BRL	7.25%	BRL	7.25%
	MXN	TIIE + 1.20%	MXN	TIIE + 1.25%
	INR	6.20%	INR	7.75%
	U.S.$	1 Month LIBOR + 75 bps	U.S.$	1 Month/3 Months LIBOR + 55 to 78 bps

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “ZAR” means South African rand.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “JIBAR” means the Johannesburg Interbank Average Rate and “T-bill” means the India Treasury Bill interest rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	September 30, 2020				March 31, 2020
	Non – Current		Current		Non – Current		Current
Foreign currency borrowing by the parent company	Rs.	-	Rs.	-	Rs.	-	Rs.	3,783
Non-convertible debentures by the APSL subsidiary(1)		3,800		-		-		-
Obligations under leases(2)		2,861		815		1,304		483
	Rs.	6,661	Rs.	815	Rs.	1,304	Rs.	4,266

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

(2)	Additions for the six months ended September 30, 2020 include right-of-use liability of Rs.1,878 relating to warehousing service in the United States.

During the six months ended September 30, 2020, the APSL subsidiary issued non-convertible debentures for Rs.3,800. The aforesaid non-convertible debentures are repayable at par after 3 years following the date of issue.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as at September 30, 2020 and March 31, 2020 were as follows:

As of
	September 30, 2020		March 31, 2020
	Currency(1)	Interest Rate(2)	Currency(1)		Interest Rate(2)
Foreign currency borrowings	-	-	U.S.$		1 Month LIBOR + 82.7 bps
Non-convertible debentures	INR	6.77%		-	-

(1)	“U.S.$” means United States dollars and “INR” means Indian rupees.
(2)	“LIBOR” means the London Inter-bank Offered Rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.41,581 and Rs.39,374 as of September 30, 2020 and March 31, 2020, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

12.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the six months ended September 30, 2020 and September 30, 2019:

	As of
	September 30, 2020				September 30, 2019
	Number	Amount			Number	Amount
Opening number of equity shares/share capital	166,172,082	Rs.	831		166,065,948	Rs.	830
Add: Equity shares issued pursuant to employee stock option plans(1)	97,197		-	*	79,800		1
Closing number of equity shares/share capital	166,269,279	Rs.	831		166,145,748	Rs.	831
Treasury shares(2)	383,054	Rs.	1,048		397,100	Rs.	1,009

* Rounded off to nearest million.

(1)	During the six months ended September 30, 2020 and 2019, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607 or Rs.2,814 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the six months ended September 30, 2020, an aggregate of 56,175 equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607 or Rs.2,814 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited consolidated statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of September 30, 2020 and March 31, 2020, the ESOS Trust had outstanding 383,054 and 395,950 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,048 and Rs.1,006, respectively.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Revenue from contracts with customers

	For the six months ended September 30,				For the three months ended September 30,
	2020		2019		2020		2019
Sales	Rs.	91,010	Rs.	77,606	Rs.	47,766	Rs.	39,982
Service income		1,565		1,063		914		486
License fees		567		7,775		287		7,541
	Rs.	93,142	Rs.	86,444	Rs.	48,967	Rs.	48,009

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2020		2019		2020		2019
India	Rs.	16,932	Rs.	15,923	Rs.	9,887	Rs.	8,295
United States		38,441		39,621		20,147		22,532
Russia		7,250		8,069		3,978		4,105
Others		30,519		22,831		14,955		13,077
	Rs.	93,142	Rs.	86,444	Rs.	48,967	Rs.	48,009

Refund liabilities on account of sales returns amounting to Rs.3,306 and Rs.3,252 as of September 30, 2020 and March 31, 2020, respectively, have been included in provisions forming part of current liabilities.

14.	Other income, net

Other income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2020		2019		2020		2019
Loss/(gain) on sale/disposal of non-current assets, net	Rs.	15	Rs.	(19)	Rs.	14	Rs.	(14)
Sale of spent chemicals		(113)		(149)		(60)		(76)
Scrap sales		(55)		(81)		(34)		(34)
Miscellaneous income, net(1)		(114)		(3,645)		(69)		(11)
	Rs.	(267)	Rs.	(3,894)	Rs.	(149)	Rs.	(135)

(1)	Miscellaneous income, net for the six months ended September 30, 2019 includes Rs.3,457 (U.S.$50) received from Celgene pursuant to a settlement agreement entered into in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID® brand capsules (Lenalidomide) pending before Health Canada.

15.	Finance income, net

Finance income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2020		2019		2020		2019
Interest income	Rs.	403	Rs.	500	Rs.	122	Rs.	275
Fair value changes and profit on sale of units of mutual funds, net		389		562		131		253
Foreign exchange gain, net		535		158		236		4
Miscellaneous income, net		-		5		-		3
Finance income (A)	Rs.	1,327	Rs.	1,225	Rs.	489	Rs.	535
Interest expense		(485)		(601)		(252)		(304)
Finance expense (B)	Rs.	(485)	Rs.	(601)	Rs.	(252)	Rs.	(304)
Finance income, net [(A)+(B)]	Rs.	842	Rs.	624	Rs.	237	Rs.	231

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the six months ended September 30, 2020 and 2019 was 22.9% and (8.6)%, respectively. Income tax expense was Rs.3,994 for the six months ended September 30, 2020, as compared to an income tax benefit of Rs.1,389 for the six months ended September 30, 2019.

The Company’s consolidated weighted average tax rate for the three months ended September 30, 2020 and 2019 was 11.6% and (42.5)%, respectively. Income tax expense was Rs.998 for the three months ended September 30, 2020, as compared to an income tax benefit of Rs.3,261 for the three months ended September 30, 2019.

The effective rates of tax for the three and six months ended September 30, 2019 were lower than the enacted tax rate primarily on account of recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits in Dr. Reddy’s Laboratories Limited, the parent company in India. The MAT credit was recognized as a one-time benefit to the income statement for the three and six months ended September 30, 2019.

The effective rates of tax for the three and six months ended September 30, 2020 were lower than the enacted tax rate primarily on account of recognition of deferred tax asset amounting to Rs.1,012 pursuant to a planned restructuring activity between the Group Companies.

Total tax expense recognized directly in the equity were Rs.138 and Rs.294 for the three months and six months ended September 30, 2020, respectively (as compared to tax benefits of Rs.65 and Rs.88 for the three months and six months ended September 30, 2019, respectively). Such tax expenses and benefits were primarily due to tax effects of changes in fair value of financial instruments and the foreign exchange gain/loss on cash flow hedges.

17.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months and six months ended September 30, 2020 and 2019:

	For the six months ended September 30,				For the three months ended September 30,
Depreciation	2020		2019		2020		2019
Cost of revenues	Rs.	3,085	Rs.	3,266	Rs.	1,551	Rs.	1,667
Selling, general and administrative expenses		740		692		394		404
Research and development expenses		482		471		242		234
	Rs.	4,307	Rs.	4,429	Rs.	2,187	Rs.	2,305

	For the six months ended September 30,				For the three months ended September 30,
Amortization	2020		2019		2020		2019
Cost of revenues	Rs.	-	Rs.	142	Rs.	-	Rs.	72
Selling, general and administrative expenses		2,051		1,792		1,056		933
Research and development expenses		53		59		28		29
	Rs.	2,104	Rs.	1,993	Rs.	1,084	Rs.	1,034

	For the six months ended September 30,				For the three months ended September 30,
Employee benefits	2020		2019		2020		2019
Cost of revenues	Rs.	5,948	Rs.	5,447	Rs.	3,156	Rs.	2,643
Selling, general and administrative expenses		9,886		9,178		5,127		4,513
Research and development expenses		2,378		2,245		1,205		1,099
	Rs.	18,212	Rs.	16,870	Rs.	9,488	Rs.	8,255

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies. The liability recorded by the Company towards this obligation was Rs.213 and Rs.189 as at September 30, 2020 and March 31, 2020, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.903 and Rs.1,161 as at September 30, 2020 and March 31, 2020, respectively.

19.	Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2019 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2019 (the “DRL 2019 Plan”) each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the six months ended September 30, 2020 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	88,848	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	52,316	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	96,080	Rs.	3,679.00	1 to 4 years	5 years
DRL 2018 Plan	150,740	Rs.	3,679.00	1 to 4 years	5 years

The above grants were made on May 19, 2020.

The terms and conditions of the grants made during the six months ended September 30, 2019 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	46,680	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	85,142	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	61,700	Rs.	2,814.00	1 to 4 years	5 years
DRL 2018 Plan	167,500	Rs.	2,814.00	1 to 4 years	5 years

The above grants were made on May 16, 2019.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Employee stock incentive plans (continued)

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 19, 2020		May 19, 2020		May 16, 2019		May 16, 2019
Expected volatility		29.12%		30.47%		28.25%		29.29%
Exercise price	Rs.	3,679.00	Rs.	5.00	Rs.	2,814.00	Rs.	5.00
Option life		5.0 Years		2.5 Years		5.0 Years		2.5 Years
Risk-free interest rate		5.67%		4.62%		7.14%		6.76%
Expected dividends		0.68%		0.68%		0.71%		0.71%
Grant date share price	Rs.	3,700.00	Rs.	3,700.00	Rs.	2,801.00	Rs.	2,801.00

Share-based payment expense

	For the six months ended September 30,				For the three months ended September 30,
	2020		2019		2020		2019
Equity settled share-based payment expense(1)	Rs.	304	Rs.	272	Rs.	161	Rs.	136
Cash settled share-based payment expense(2)		123		38		72		31
	Rs.	427	Rs.	310	Rs.	233	Rs.	167

(1)	As of September 30, 2020 and 2019, there was Rs.979 and Rs.786, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.16 years and 2.11 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of September 30, 2020 and 2019, there was Rs.219 and Rs.148, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.12 years and 2.18 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

20.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Green Park Hospitality Services Private Limited for catering and other services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;

•	Pudami Educational Society towards contributions for social development;

•	Indus Projects Private Limited for engineering services relating to civil works;

•	CERG Advisory Private Limited for professional consulting services;

•	Dr. Reddy’s Institute of Life Sciences for research and development services;

•	AverQ Inc. for professional consulting services;

•	Shravya Publications Pvt. Ltd. for professional consulting services;

•	Cancelled Plans LLP for the sale of scrap materials;

•	Araku Originals Private Limited for the purchase of coffee powder;

•	DRES Energy Private Limited for the purchase of solar power; and

•	Stamlo Industries Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Related parties (continued)

The following is a summary of significant related party transactions:

	For the six months ended September 30,				For the three months ended September 30,
	2020		2019		2020			2019
Research and development services received	Rs.	52	Rs.	78	Rs.	25		Rs.	52
Sale of goods		21		11		21			10
Lease rentals received		1		-		-	*		-
Research and development services provided		-		58		-			33
Lease rentals paid		19		18		10			9
Catering expenses paid		139		175		67			83
Hotel expenses paid		4		11		-	*		5
Facility management services paid		18		-		9			-
Purchase of Solar power		68		-		34			-
Civil works		15		48		13			46
Contributions towards social development		116		118		58			81
Salaries to relatives of key management personnel		5		4		2			1
Others		1		3		1			1

* Rounded to the nearest million.

The Company had the following amounts due from related parties as at the following dates:

	As of
	September 30, 2020		March 31, 2020
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		46		68

The Company had the following amounts due to related parties as at the following dates:

	As of
	September 30, 2020		March 31, 2020
Due to related parties	Rs.	49	Rs.	91

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the six months ended September 30,				For the three months ended September 30,
	2020		2019		2020		2019
Salaries and other benefits	Rs.	375	Rs.	315	Rs.	179	Rs.	154
Contributions to defined contribution plans		17		17		9		8
Commission to directors		170		130		85		55
Share-based payments expense		121		79		67		43
	Rs.	683	Rs.	541	Rs.	340	Rs.	260

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as at September 30, 2020 and March 31, 2020 were as follows:

	As of September 30, 2020				As of March 31, 2020
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	3,889	Rs.	3,889	Rs.	2,053	Rs.	2,053
Other investments(1)		22,185		22,185		24,015		24,015
Trade and other receivables		50,335		50,335		52,015		52,015
Derivative financial assets		985		985		1,105		1,105
Other assets(2)		3,583		3,583		4,170		4,170
Total	Rs.	80,977	Rs.	80,977	Rs.	83,358	Rs.	83,358
Liabilities:
Trade and other payables	Rs.	22,833	Rs.	22,833	Rs.	16,659	Rs.	16,659
Derivative financial liabilities		597		597		1,602		1,602
Long-term borrowings		7,476		7,476		5,570		5,570
Short-term borrowings		19,852		19,852		16,441		16,441
Bank overdraft		101		101		91		91
Other liabilities and provisions(3)		24,749		24,749		25,317		25,317
Total	Rs.	75,608	Rs.	75,608	Rs.	65,680	Rs.	65,680

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.12,863 and Rs.11,070 as of September 30, 2020 and March 31, 2020, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.11,070 and Rs.10,725 as of September 30, 2020 and March 31, 2020, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2020:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,015	Rs.	-	Rs.	-	Rs.	16,015
FVTOCI - Financial asset - Investment in equity securities		483		-		-		483
FVTOCI - Financial asset - Investment in market linked debentures		956		-		-		956
Derivative financial instruments – net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		388		-		388
Contingent consideration pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 24 for details)						561		561

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2020:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	13,832	Rs.	-	Rs.	-	Rs.	13,832
FVTOCI - Financial asset - Investment in equity securities		303		-		-		303
FVTOCI - Financial asset - Investment in market linked debentures		1,993		-		-		1,993
Derivative financial instruments – net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(497)		-		(497)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at September 30, 2020 and March 31, 2020, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus and Euros, and foreign currency debt in U.S. dollars, South African rands, Russian roubles, Brazilian reals and Mexican pesos.

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds and market linked debentures, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable period ended:

	For the six months ended September 30,				For the three months ended September 30,
	2020		2019		2020		2019
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	1,386	Rs.	(315)	Rs.	1,882	Rs.	(287)
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions		917		(271)		446		(187)
Net gain/(loss) reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		(93)		66		51		25

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.195 as at September 30, 2020, as compared to a loss of Rs.721 as at March 31, 2020.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2020 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product

On June 14, 2018, the U.S. FDA granted the Company final approval for buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the “Delaware District Court”), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the United States immediately following the U.S. FDA approval on June 14, 2018. On July 12, 2019, the U.S. Court of Appeals for the Federal Circuit (“the Court of Appeals”) affirmed the Delaware District Court’s ruling that the Company’s generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware District Court’s case (U.S. patent numbers 8,603,514 and 8,015,150).

After the Delaware District Court’s decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional U.S. patents (numbers 9,687,454, 9,855,221 and 9,931,305) in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”), styled Indivior Inc. et al. v. Dr. Reddy’s Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on June 15, 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three U.S. patents (number 9,931,305) at issue in the New Jersey District Court. Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the order, Indivior was required to and did post a bond of U.S.$72 to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

On November 20, 2018, the Court of Appeals issued a decision vacating the preliminary injunction. The Court of Appeals denied Indivior’s petition for rehearing on February 4, 2019.

Indivior subsequently filed two emergency motions in the Court of Appeals to stay issuance of the mandate and to keep the preliminary injunction in place, which the Court of Appeals denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate.

Indivior’s petition was denied by the Chief Justice of the U.S. Supreme Court on February 19, 2019, and the mandate was issued on the same day. The Company resumed sales of its generic sublingual film product after the mandate was issued.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

On February 19, 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior’s claims under U.S. patent number 9,855,221. On November 5, 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on January 8, 2020, the New Jersey District Court entered a stipulated order that the Company’s generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court’s claim construction order. On August 24, 2020, the New Jersey District Court denied the Company’s motion requesting that the court enter partial final judgment in the Company’s favor relating to the allegations of infringement of U.S. patent number 9,931,305.

On November 11, 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. On August 24, 2020, the New Jersey District Court denied Indivior’s appeal of the Magistrate Judge’s ruling. The Court has ordered that discovery on the Company’s counterclaim will proceed uninterrupted, and that there will be separate trials to address the antitrust claim and Indivior’s only remaining infringement claims, regarding U.S. patent number 9,687,454.

The parties continue to litigate Indivior’s allegation that the Company’s generic sublingual film products infringe any valid claim of U.S. patent number 9,687,454, with such litigation ongoing before the New Jersey District Court and the Patent Trial and Appeal Board (“PTAB”).

In the PTAB, on November 13, 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of U.S. patent number 9,687,454 before the PTAB. On June 13, 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. The PTAB heard oral argument in the pending inter-partes review challenge on March 3, 2020.

On June 2, 2020, the PTAB issued a final written decision in the Company’s favor finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of the ’454 patent were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the final written decision. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. The PTAB’s decision becomes effective after the time for Indivior to appeal has expired or after any appeal taken by Indivior has concluded.

The Company intends to vigorously defend its positions and pursue a claim for damages caused by the preliminary injunction. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision was made in the interim financial statements of the Company.

Matters relating to National Pharmaceutical Pricing Authority

Litigation relating to Cardiovascular and Anti-diabetic formulations

As previously disclosed, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations that the Company violated the maximum prices permissible for various formulations in the cardiovascular and anti-diabetic therapeutic areas under applicable price control regulations. Following the adjournment of a hearing before the Delhi High Court which had been scheduled in June 2020, the Company is awaiting notification of a new hearing date.

Other product and patent related matters

Namenda Litigation

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations.

On August 23, 2020, the Company entered into a settlement agreement with Sergeants under which the Company would pay U.S.$0.4 in exchange for a release of claims from the putative end-payor class. This settlement is subject to court approval.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Following the settlement agreement, the Company recognized such amount in the unaudited condensed consolidated interim income statement for the three months ended September 30, 2020.

On November 5, 2019 plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC filed suit against the Company and other drug manufacturers in the United States District Court for the Southern District of New York. The claims in this complaint were similar in nature to the claims in the Sergeants lawsuit, and those cases were coordinated for discovery purposes. On April 14, 2020, with the consent of the Company and the other defendants, plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC voluntarily dismissed their claims without prejudice.

Other class action complaints containing similar allegations to the Sergeants complaint have also been filed in the U.S. District Court for the Southern District of New York. However, apart from the Sergeants case described above, there are no such class actions that are pending and that name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the U.S. District Court for the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

The Company believes that the likelihood of any liability, apart from the settlement payment described above, that may arise on account of alleged violation of federal antitrust laws is not probable.

Ranitidine Recall and Litigation

On October 1, 2019, the Company initiated a voluntary nationwide retail (at the retail level for over-the-counter products and at the consumer level for prescription products) of all of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. NDMA is classified as a probable human carcinogen (a substance that could cause cancer) based on results from laboratory tests. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. The U.S. FDA has indicated that its investigation and testing continue. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. The U.S. FDA stated that it “has determined that the impurity in some ranitidine products increases over time and when stored at higher than room temperatures may result in consumer exposure to unacceptable levels of this impurity.” See https://www.fda.gov/safety/medical-product-safety-information/all-ranitidine-products-zantac-press-release-fda-requests-removal?utm_campaign=FDA%20MedWatch.

As referenced in Note 32 of the Company’s Form 20-F for the year ended March 31, 2020, multiple ranitidine related complaints were filed against the parent company, one of the Company’s U.S. subsidiaries and the Company’s Swiss subsidiary, along with numerous other pharmaceutical manufacturers and retailers. These complaints were subsumed by the June 22, 2020, filing of three new master complaints – a Master Personal Injury Complaint, a Consolidated Consumer Class Action Complaint and a Consolidated Third-Party Payor Class Action Complaint, in the ranitidine multidistrict litigation (“MDL”) located in the United States District Court for the Southern District of Florida. More than 70 short-form complaints from individual plaintiffs have been filed against the Company in the MDL, and the Company anticipates many additional claims.

During the quarter ended June 30, 2020, the New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The Company has joined in an effort to transfer the case to the MDL, and the New Mexico State Attorney General opposes such transfer to the MDL.

The Company believes that all of the aforesaid complaints and asserted claims are without merit, denies any wrongdoing and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

United States Antitrust Multi-District Litigation

As previously disclosed, the Attorneys General for forty-nine U.S. States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed a lawsuit asserting claims against a number of pharmaceutical companies, including the Company’s subsidiary, Dr. Reddy’s Laboratories, Inc., alleging conspiracies to fix prices and to allocate bids and customers, and such case was subsequently consolidated with certain private plaintiff class actions in a multi-district litigation (“MDL”) in the United States District Court for the Eastern District of Pennsylvania, MDL 2724, In re Generic Pharmaceuticals Antitrust Pricing Litigation (the “MDL-2724”).

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Antitrust Case Filed by Rite Aid Corporation and Rite Aid HdqtRs. Corp.

On July 9, 2020, Rite Aid Corporation and Rite Aid Hdqtrs Corp. filed a complaint on their own behalf, and as assignee of McKesson Corporation with regard to drugs sold by McKesson to Rite Aid, against the Company’s U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty-five generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to nine drugs: ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozine, paricalcitol, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint; and, alternatively, was part of an overarching conspiracy with eighteen of the defendants named with regard to forty-five of the drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Complaint Filed by Suffolk County, New York

On August 27, 2020, Suffolk County, New York, filed a complaint against the Company’s U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to twelve drugs: ciprofloxacin ER, divalproex ER, fenofibrate, fluconazole, glimepiride, glyburide, metformin, oxaprozin, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Complaint Filed by J M Smith

On September 4, 2020, J M Smith Corporation, as assignee of Burlington Drug Company, filed a complaint against the Company’s U.S. subsidiary and fifty other defendants, involving a total of one hundred thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol ranitidine, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the interim financial statements of the Company.

Civil Litigation and Arbitration with Hatchtech Pty Limited

On September 25, 2020, the Company’s wholly owned Swiss subsidiary, Dr. Reddy’s Laboratories, S.A., filed an action in Delaware Chancery Court against Hatchtech Pty Limited (“Hatchtech”) to rescind the September 7, 2015, Asset Purchase Agreement with Hatchtech, pursuant to which the Company’s subsidiary acquired the patented product Xeglyze®, a topical lousicidal lotion for the treatment of head lice. On October 8, 2020, Hatchtech filed an arbitration demand against the Company’s subsidiary before the American Arbitration Association in New York City. Based on its best estimate, the Company has recorded a provision for potential liability of Rs.728.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the “Scheme”) of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

The Scheme of Amalgamation of DRHL with the Company was filed with BSE and NSE (Stock Exchanges) for their consideration and approval. No observation letters were received from the stock exchanges on the basis of no comments received from SEBI on October 11, 2019. The Company has filed an application with the Hon’ble National Company Law Tribunal (“NCLT”) Hyderabad, seeking direction for conducting court convened meetings of the shareholders and unsecured creditors. The NCLT in its order dated November 22, 2019 directed the Company to conduct meetings of the shareholders’ and creditors. The NCLT also appointed the Chairpersons and Scrutinizers for the respective meetings. The notice convening the shareholders and unsecured creditors meetings on January 2, 2020, were circulated within statutory timelines for approval of Scheme of Amalgamation of DRHL with the Company.

The resolutions were passed with requisite majority of shareholders (99.98%) and unsecured creditors (100%) at the respective shareholders and unsecured creditors meetings on January 2, 2020. The petition for approval of the Scheme has been filed with Hon’ble NCLT on January 9, 2020. The NCLT hearing on June 3, 2020 has been adjourned and a new date is yet to be scheduled.

24.	Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company entered into a Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”) to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of Rs.18,500.

As of March 31, 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for in the year ended March 31, 2020.

Due to the COVID-19 pandemic and the consequent government restrictions, there has been a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Accordingly, through an amendment to the BTA, the Company and Wockhardt agreed that the consideration shall now be upto Rs.18,500, to be paid as per the following terms:

a)	an amount of Rs.14,830 to be paid on the date of closing;

b)	an amount of Rs.670 to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;

c)	an amount of Rs.3,000 (the “Holdback Amount”) which shall be released as follows:

•	If the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeds Rs.4,800, the Company will be required to pay to Wockhardt, an amount equal to two (2) times the amount by which the revenue exceeds Rs.4,800, subject to the maximum of the Holdback Amount.

The business consists of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio was to be transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the “Business Undertaking”). The transaction involved 2,051 employees engaged in operations of the acquired Business Undertaking.

The acquisition is in line with the Company's strategic focus on India and has paved a path for accelerated growth and leadership in the domestic Indian market. The Company believes that the acquired Business Undertaking offers to strengthen the Company’s pharmaceutical portfolio / products in the Indian market.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Business Transfer Agreement with Wockhardt Limited (continued)

The transaction was completed on June 10, 2020.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

As of June 30, 2020, the purchase price allocation (“PPA”) was preliminary.

During the three months ended September 30, 2020, the Company completed the PPA and tabulated below are the fair values of the assets acquired including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	14,990
Payment through Escrow account	564
Contingent consideration (Holdback Amount)	561
Total consideration	16,115
Assets acquired
Goodwill	530
Property, plant and equipment	373
Product related intangibles	14,888
Inventories	466
Other assets	245
Liabilities assumed
Employee benefits	(145)
Refund liability	(242)
Total net assets	16,115

The total goodwill of Rs.530 consists largely of the synergies and economies of scale expected from acquired business, together with the value of workforce acquired. The entire amount of goodwill is deductible for tax purposes.

Acquisition related costs amounted to Rs.60 and were excluded from the consideration transferred and were recognized as expense under “Selling, general and administrative expenses” in the interim income statements for the six months ended September 30, 2020.

The fair value of the contingent consideration of Rs.561 was estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13, “Fair Value Measurement” refers to as Level 3 inputs. The significant unobservable inputs in the valuation is the estimated sales forecast.

A 1% increase/(decrease) in the sales forecast would result in loss/(gain) in income statements by Rs.102. However, the maximum amount of the Holdback Amount is Rs.3,000 as per the BTA.

The amount of revenue included in the interim income statements for the six months ended September 30, 2020 since June 10, 2020 pertaining to the business is Rs.1,518.

The business has been integrated into the Company’s existing activities and it is not practicable to identify the impact on the Company profit in the period.

25.	Impact of COVID-19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26.	Update on the warning letter from the U.S. FDA

Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

Tabulated below are the further updates with respect to the aforementioned sites:

Month and year	Update
February, March and April 2017	The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada.
June 2017	The U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda was successfully closed.
November 2017	The Company received EIRs from the U.S. FDA for the oncology manufacturing facility at Duvvada which indicated that the inspection status of this facility remained unchanged.
February 2018	The Company received EIRs from the U.S. FDA for API manufacturing facility at Srikakulam which indicated that the inspection status of this facility remained unchanged.
June 2018	The Company requested the U.S. FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada.
October 2018	The re-inspection was completed for the oncology formulation manufacturing facility at Duvvada and the U.S. FDA issued a Form 483 with eight observations.
November 2018	The Company responded to the observations identified by the U.S. FDA for the oncology formulation manufacturing facility at Duvvada in October 2018.
February 2019	The U.S. FDA issued an EIR indicating successful closure of the audit of the oncology formulation manufacturing facility at Duvvada.

With respect to the API manufacturing facility at Srikakulam, subsequent to the receipt of an EIR in February 2018, the Company was asked, in October 2018, to carry out certain detailed investigations and analyses and the Company submitted the results of the investigations and analyses. As part of the review of the response by the U.S. FDA, certain additional follow on queries were received by the Company, and the Company responded to all such queries in January 2019.

In February 2019, the Company received certain other follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. The U.S. FDA completed the audit on January 28, 2020. The Company was issued a Form 483 with 5 observations and responded to the observations in February 2020. In May 2020, the Company received an EIR from the U.S. FDA, for the above-referred facility, indicating closure of the audit and classifying the inspection of this facility as Voluntary Action Indicated (“VAI”). With this, all facilities under warning letter are now determined as VAI.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26.	Update on the warning letter from the U.S. FDA (continued)

Inspection of other facilities:

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities of the Company:

Located in India

Month and year	Unit	Details of observations
June 2018	API Srikakulam Plant (SEZ)	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in August 2018.
November 2018	Formulations Srikakulam Plant (SEZ) Unit II	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in February 2019.
January 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an EIR indicating the closure of audit for this facility was issued by the U.S. FDA in April 2019.
January 2019	API manufacturing Plant at Miryalaguda, Nalgonda

One observation was noted. The Company responded to the observation.

In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

January 2019	Formulations manufacturing facility at Bachupally, Hyderabad

Eleven observations were noted. The Company responded to the observations in January 2019.

In April 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

March 2019	Aurigene Discovery Technologies Limited, Hyderabad	No observations noted. In June 2019, the Company received an EIR from the U.S. FDA indicating the closure of audit for this facility.
June 2019	Formulations manufacturing plants, Duvvada {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2(FTO IX)}	Two observations were noted. The Company responded to the observations. In September 2019, an EIR was issued by the U.S. FDA indicating the closure of audit of these facilities.
July 2019	API Hyderabad plant 2, Bollaram, Hyderabad

Five observations were noted during U.S. FDA inspection. The Company responded to the observations in August 2019.

In October 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

August 2019	Formulations manufacturing plants, (Vizag SEZ plant 1), Duvvada, Visakhapatnam (FTO VII)

Eight observations were noted. The Company responded to the observations in September 2019.

In February 2020, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26.	Update on the warning letter from the U.S. FDA (continued)

Month and year	Unit	Details of observations
August 2019	Formulations manufacturing facility at Shreveport, Louisiana, U.S.A

No observations were noted.

In October 2019, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as No Action Initiated (“NAI”).

October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)	One observation was noted. The Company responded to the observation in March 2020. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
February 2020	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda

Three observations were noted. The Company responded to the observations in March 2020.

In April 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.

No U.S. FDA audits were conducted during the six months ended September 30, 2020.

27.	Subsequent events

a)	On October 22, 2020, the Company informed the stock exchanges that it had experienced an information security incident and consequent isolation of impacted IT services. This incident involved a ransom-ware attack. The Company promptly engaged leading outside cybersecurity experts, launched a comprehensive containment and remediation effort and investigation to address the incident. As of date, the Company's investigation has not ascertained if any data breaches in the incident pertain to personally identifiable information stored in the Company's systems. Recovery and restoration of all applications and data is underway. All critical operations are being enabled in a controlled manner.

b)	The Board of Directors have also given their in principle approval for the potential secondary listing of American Depository Receipts (“ADRs”) on NSE IFSC Limited (“NSE International Exchange”) subject to compliance of applicable laws and approval of concerned authorities.

36

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2020, all of which are on file with the SEC, and the interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended September 30, 2020 compared to the three months ended September 30, 2019

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended September 30,
	2020			2019
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	48,967	100.0%	Rs.	48,009	100.0%	2%
Gross profit		26,409	53.9%		27,620	57.5%	(4%)
Selling, general and administrative expenses		13,107	26.8%		13,217	27.5%	(1%)
Research and development expenses		4,359	8.9%		3,662	7.6%	19%
Impairment of non-current assets		781	1.6%		3,560	7.4%	(78%)
Other income, net		(149)	(0.3%)		(135)	(0.3%)	10%
Results from operating activities		8,311	17.0%		7,316	15.2%	14%
Finance income, net		237	0.5%		231	0.5%	3%
Share of profit of equity accounted investees, net of tax		73	0.1%		117	0.2%	(38%)
Profit before tax		8,621	17.6%		7,664	16.0%	12%
Tax expense / (benefit), net		998	2.0%		(3,261)	(6.8%)	(131%)
Profit for the period	Rs.	7,623	15.6%	Rs.	10,925	22.8%	(30%)

Revenues

Our overall consolidated revenues were Rs.48,967 million for the three months ended September 30, 2020, an increase of 2% as compared to Rs.48,009 million for the three months ended September 30, 2019.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,
	2020			2019
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	39,841	81%	Rs.	32,816	68%	21%
PSAI		8,505	17%		7,107	15%	20%
Proprietary Products		100	0.2%		7,425	15%	(99%)
Others		521	1%		661	1%	(21%)
Total	Rs.	48,967	100%	Rs.	48,009	100%	2%

37

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.39,841 million for the three months ended September 30, 2020, an increase of 21% as compared to Rs.32,816 million for the three months ended September 30, 2019.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 17% resulting from the introduction of new products during the period;

•	an increase of approximately 6% resulting from an increase in the sales volumes of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 2% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.18,328 million for the three months ended September 30, 2020, an increase of 28% as compared to Rs.14,265 million for the three months ended September 30, 2019. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 22% in the three months ended September 30, 2020 as compared to the three months ended September 30, 2019.

This increase in revenues was largely attributable to the following:

•	an increase of approximately 20% on account of increase sales volumes of existing products in this segment;

•	an increase of approximately 17% on account of the introduction of new products during the period; and

•	an approximately 9% decrease resulting from the net impact of changes in sales prices of the products in this segment.

During the three months ended September 30, 2020, we launched nine new products in North America (the United States and Canada). These new products were ciprofloxacin dexamethasone, dexmedetomidine, fulvestrant injection, dimethyl fumarate, penicillamine capsules, methylphenidate ER, OTC diclofenac, OTC olopatadine and OTC nicotine lozenges.

During the three months ended September 30, 2020, we made two new ANDA filing to the U.S.FDA. As of September 30, 2020, we had 94 filings pending approval with the U.S. FDA, which includes two NDA filings under section 505(b) (2) and 92 ANDA filings. Out of these 92 ANDA filings, 50 are Paragraph IV filings and we believe we are the first to file with respect to 26 of these filings.

Europe: Our Global Generics segment’s revenues from Europe are derived from Germany, the United Kingdom, Italy, France, Spain, Austria and our out-licensing business across Europe. Such revenues were Rs.3,754 million for the three months ended September 30, 2020, an increase of 36% as compared to Rs.2,764 million for the three months ended September 30, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the European Euro and Great Britain’s Pound sterling, this increase was on account of new products launched between October 1, 2019 and September 30, 2020, as well as increase in the sales volumes and sales price of certain of our existing products.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2020 were Rs.9,123 million, an increase of 21% as compared to the three months ended September 30, 2019. This increase was attributable to sales from the acquired brands from Wockhardt in June 2020, an increase in price of our existing products and new products we launched between October 1, 2019 and September 30, 2020. During the three months ended September 30, 2020, we launched seven brands in India including Avigan and Redyx for treatment of the COVID-19 viral disease.

According to IQVIA in its Moving Quarterly Total report for the three months ended September 30, 2020, our secondary sales in India increased by 1.9% during such period, as compared to the India pharmaceutical market’s growth of 4.0% during such period.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily, China, South Africa and Brazil) for the three months ended September 30, 2020 were Rs.8,636 million, an increase of 4% as compared to Rs.8,276 million for the three months ended September 30, 2019.

38

Russia: Our Global Generics segment’s revenues from Russia for the three months ended September 30, 2020 were Rs.3,978 million, a decrease of 3% as compared to Rs.4,105 million for the three months ended September 30, 2019. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 4% for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019. The increase in revenues in constant currency was on account of an increase in sales price of our existing products and new products launched between October 1, 2019 and September 30, 2020. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended September 30, 2020 were 43% of our total revenues from Russia.

According to IQVIA, as per its report for the two months ended August 31, 2020, our sales value growth and volume growth from Russia, as compared to the Russian pharmaceutical market was as follows:

	For the two months ended August 31, 2020
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	(6.8%)	(8.2%)	1.4%	(3.8%)
Over-the-counter (OTC)	(0.3%)	(4.1%)	3.9%	(6.1%)
Total (Rx + OTC)	(4.1%)	(6.9%)	2.6%	(5.3%)

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,990 million for the three months ended September 30, 2020, an increase of 19% as compared to Rs.1,673 million for the three months ended September 30, 2019. This increase was attributable to the increase in sales volumes and sales price of our existing major brands coupled with new products launched between October 1, 2019 and September 30, 2020.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,668 million for the three months ended September 30, 2020, an increase of 7% as compared to Rs.2,498 million for the three months ended September 30, 2019. This increase was largely attributable to sales from new products launched between October 1, 2019 and September 30, 2020, with the foregoing partially offset by price erosion in certain of our existing products and declines in the sales volumes of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2020 were Rs.8,505 million, an increase of 20% as compared to Rs.7,107 million for the three months ended September 30, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to an increase in the sales volumes and sales prices of existing products.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.100 million for the three months ended September 30, 2020, a decline of 99% as compared to Rs.7,425 million for the three months ended September 30, 2019. This decrease was primarily on account of our recognition of Rs.7,229 million as income in the three months period ended September 30, 2019 from a licence fee associated with the sale of our U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, to Upsher-Smith Laboratories, LLC.

39

Gross Profit

Our gross profit was Rs.26,409 million for the three months ended September 30, 2020, representing 53.9% of our revenues for that period, as compared to Rs.27,620 million for the three months ended September 30, 2019, representing 57.5% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,
	2020			2019
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	23,685	59.4%	Rs.	18,200	55.5%
PSAI		2,284	26.8%		1,750	24.6%
Proprietary Products		88	88.0%		7,298	98.3%
Others		352	67.6%		372	56.3%
Total	Rs.	26,409	53.9%	Rs.	27,620	57.5%

The gross profits from our Global Generics segment increased to 59.4% for the three months ended September 30, 2020 from 55.5% for the three months ended September 30, 2019. This increase is on account of the following:

•	the net benefit from exchange rate fluctuations of multiple currencies in the market in which we operate against the Indian Rupee;

•	new product launches with higher gross margins;

•	increases in the proportion of sales of certain products with higher margins;

•	lower Inventory write-off charges; and

•	manufacturing leverage benefits from higher sales at same levels of overheads.

This increase was partially offset by a reduction on account of price erosion in certain of our products primarily in the United States, United Kingdom, Brazil and Columbia.

The gross profits from our PSAI segment increased to 26.8% for the three months ended September 30, 2020, from 24.6% for the three months ended September 30, 2019. This increase was primarily on account of net benefit from exchange rate fluctuation of multiple currencies against Indian Rupee and product mix.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.13,107 million for the three months ended September 30, 2020, a decrease of 1% as compared to Rs.13,217 million for the three months ended September 30, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a reduction of 6% on account of decreased other costs;

•	a reduction of 1% on account of decreased selling & advertisement expenses; and

•	a reduction of 1% on account of decreased travel and vehicle expenditures.

the foregoing was partially offset by the following:

•	an increase of 5% on account of increased personnel costs for annual increments and the costs of the employees that we hired in connection with our acquisition of select brands and a plant facility at Baddi from Wockhardt;

•	an increase of 1% on account of higher logistics costs for the supply of goods; and

•	an increase of 1% on account of higher depreciation and amortization charges.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 26.8% for the three months ended September 30, 2020 from 27.5% for the three months ended September 30, 2019.

40

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs.781 million for the three months ended September 30, 2020 as compared to a charge of Rs.3,560 million for the three months September 30, 2019. (Refer Note 10 of interim financial statements for further details).

Research and development expenses

Our research and development expenses were Rs.4,359 million for the three months ended September 30, 2020, an increase of 19% as compared to Rs.3,662 million for the three months ended September 30, 2019. This increase was primarily on account of higher developmental expenditures on certain projects in our Global Generics segment, biosimilars business and our Proprietary products segment.

As a proportion of our total revenues, our research and development expenses was at 8.9% for the three months ended September 30, 2020, as compared to 7.6% for the three months ended September 30, 2019.

Other income, net

Our net other income was Rs.149 million for the three months ended September 30, 2020, as compared to net other income of Rs.135 million for the three months ended September 30, 2019.

Finance income, net

Our net finance income was Rs.237 million for the three months ended September 30, 2020, as compared to Rs.231 million for the three months ended September 30, 2019. This decrease in net finance income was due to the following:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.131 million for the three months ended September 30, 2020, as compared to profit on sale of investments of Rs.253 million for the three months ended September 30, 2019;

•	net interest expense of Rs.130 million for the three months ended September 30, 2020, as compared to net interest expense of Rs.26 million for the three months ended September 30, 2019; and

•	net foreign exchange gain of Rs.236 million for the three months ended September 30, 2020, as compared to net foreign exchange gain of Rs.4 million for the three months ended September 30, 2019.

Profit before tax

As a result of the above, our profit before tax was Rs.8,621 million for the three months ended September 30, 2020, as compared to Rs.7,664 million for the three months ended September 30, 2019.

Tax expense

Our consolidated weighted average tax rate was an expense of 11.6% for the three months ended September 30, 2020, as compared to a tax benefit of 42.5% for the three months ended September 30, 2019.

The effective rates of tax for the three ended September 30, 2020 was lower than the enacted tax rate primarily on account of recognition of deferred tax asset amounting to Rs.1,012 million pursuant to a planned restructuring activity between the Group Companies.

The effective rate of tax for the three months ended September 30, 2019 was lower than the enacted tax rate primarily on account of recognition of deferred tax asset for the minimum alternate tax (MAT) credit, resulting from the reduction in the MAT rate under Indian tax laws from 21.55% to 17.47%.

Our tax expense was Rs.998 million for the three months ended September 30, 2020 as compared to a net tax benefit of Rs.3,261 million for the three months ended September 30, 2019.

Profit for the period

As a result of the above, our net profit was Rs.7,623 million for the three months ended September 30, 2020, representing 15.6% of our total revenues for such period, as compared to Rs.10,925 million for the three months ended September 30, 2019, representing 22.8% of our total revenues for such period.

41

Section B:

Six months ended September 30, 2020 compared to the six months ended September 30, 2019

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,
	2020			2019
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	93,142	100.0%	Rs.	86,444	100.0%	8%
Gross profit		51,164	54.9%		47,479	54.9%	8%
Selling, general and administrative expenses		25,893	27.8%		25,282	29.2%	2%
Research and development expenses		8,339	9.0%		7,271	8.4%	15%
Impairment of non-current assets		781	0.8%		3,560	4.1%	(78%)
Other income, net		(267)	(0.3%)		(3,894)	(4.5)%	(93%)
Results from operating activities		16,418	17.6%		15,260	17.7%	8%
Finance income, net		842	0.9%		624	0.7%	35%
Share of profit of equity accounted investees, net of tax		150	0.2%		280	0.3%	(46%)
Profit before tax		17,410	18.7%		16,164	18.7%	8%
Tax expense / (benefit), net		3,994	4.3%		(1,389)	(1.6%)	(387%)
Profit for the period	Rs.	13,416	14.4%	Rs.	17,553	20.3%	(24%)

Revenues

Our overall consolidated revenues were Rs.93,142 million for the six months ended September 30, 2020, an increase of 8% as compared to Rs.86,444 million for the six months ended September 30, 2019.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2020			2019
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	74,916	80%	Rs.	65,798	76%	14%
PSAI		17,058	18%		11,646	13%	46%
Proprietary Products		156	0.2%		7,706	9%	(98%)
Others		1,012	1%		1,294	2%	(22%)
Total	Rs.	93,142	100%	Rs.	86,444	100%	8%

42

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.74,916 million for the six months ended September 30, 2020, an increase of 14% as compared to Rs.65,798 million for the six months ended September 30, 2019.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 13% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 3% resulting from a net increase in the sales volume of existing products in this segment; and

•	a decrease of approximately 2% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the six months ended September 30, 2020 were Rs.35,609 million, an increase of 16% as compared to Rs.30,587 million the six months ended September 30, 2019. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 9% in the six months ended September 30, 2020 as compared to the six months ended September 30, 2019.

During the six months ended September 30, 2020, we launched 15 new products in North America (the United States and Canada). These new products are abiraterone acetate tablets, amphetamine sulphate tablets, colchicine tablets, desmopressin acetate injection, fenofibrate tablets, NitroDur® (nitroglycerin) transdermal infusion, ciprofloxacin dexamethasone, dexmedetomidine, fulvestrant injection, dimethyl fumarate, penicillamine capsules, methylphenidate ER, OTC diclofenac, OTC olopatadine and OTC nicotine lozenges.

Europe: Our Global Generics segment’s revenues from Europe were Rs.7,304 million for the six months ended September 30, 2020, an increase of 41% as compared to Rs.5,168 million for the six months ended September 30, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the European Euro and Great Britain’s Pound sterling, this increase was largely attributable to the new products launched as well as increases in the sales volumes sale prices of our existing products.

India: Our Global Generics segment’s revenues from India were Rs.15,383 million for the six months ended September 30, 2020, an increase of 6% as compared to Rs.14,471 million for the six months ended September 30, 2019. During the six months ended September 30, 2020, we launched 11 new brands in India.

According to IQVIA in its Moving Annual Total report for the twelve months ended September 30, 2020, our secondary sales in India decreased by 0.9% during such period, as compared to the India pharmaceutical market’s growth of 4.6% during such period.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily China, South Africa and Brazil) for the six months ended September 30, 2020 were Rs.16,620 million, an increase of 7% as compared to Rs.15,572 million for the six months ended September 30, 2019.

Russia: Our Global Generics segment’s revenues from Russia were Rs.7,250 million for the six months ended September 30, 2020, a decrease of 10% as compared to Rs.8,068 million for the six months ended September 30, 2019. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 5% for the six months ended September 30, 2020 as compared to the six months ended September 30, 2019. Our OTC division’s revenues from Russia for the six months ended September 30, 2020 were 43% of our total revenues from Russia.

43

According to IQVIA, as per its report for the six months ended September 30, 2020, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the five months ended August 31, 2020
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	(4.4%)	(10.3)%	(3.9%)	(7.7%)
Over-the-counter (OTC)	(2.5%)	(9.9)%	1.7%	(7.1)%
Total (Rx + OTC)	(3.6%)	(10.1)%	(1.2%)	(7.3)%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.3,377 million for the six months ended September 30, 2020, an increase of 17% as compared to Rs.2,879 million for the six months ended September 30, 2019.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,993 million for the six months ended September 30, 2020, an increase of 30% as compared to Rs.4,625 million for the six months ended September 30, 2019. This increase was attributable to an increase in sales contribution from markets such as China, Vietnam and Myanmar.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the six months ended September 30, 2020 were Rs.17,058 million, an increase of 46% as compared to Rs.11,646 million for the six months ended September 30, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to an increase in the sales volume of our existing products and increase in the sales price of existing products

Proprietary Products

Revenues from our Proprietary Products segment were Rs.156 million for the six months ended September 30, 2020, a decrease of 98% as compared to Rs.7,706 million for the six months ended September 30, 2019. This decrease was primarily on account of recognition of Rs.7,229 million as income in the six months period ended September 30, 2019 towards license fee associated with the sale of our U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg to Upsher-Smith Laboratories, LLC

Gross Profit

Our total gross profit was Rs.51,164 million for the six months ended September 30, 2020, representing 54.9% of our revenues for that period, as compared to Rs.47,479 million for the six months ended September 30, 2019, representing 54.9% of our revenues for that period.

	For the six months ended September 30,
	2020			2019
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	45,211	60.3%	Rs.	37,207	56.5%
PSAI		5,140	30.1%		2,075	17.8%
Proprietary Products		144	92.3%		7,505	97.4%
Others		669	66.1%		692	53.5%
Total	Rs.	51,164	54.9%	Rs.	47,479	54.9%

44

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 60.3% for the six months ended September 30, 2020, from 56.5% for the six months ended September 30, 2019. This increase is on account of the following factors:

•	the net benefit from exchange rate fluctuation of multiple currencies in the markets in which we operate against the Indian Rupee;

•	new product launches with higher gross margins;

•	lower Inventory write-off charges; and

•	manufacturing leverage benefits of higher sales at sales levels of overheads.

This increase was partially offset by a reduction on account of price erosion in certain of our products primarily in the United States and Europe.

The gross profits from our PSAI segment increased to 30.1% for the six months ended September 30, 2020, from 17.8% for the six months ended September 30, 2019. This increase was primarily on account of net benefit from exchange rate fluctuation of multiple currencies against Indian Rupee, manufacturing leverage benefits of higher sales and product mix.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.25,893 million for the six months ended September 30, 2020, an increase of 2% as compared to Rs.25,282 million for the six months ended September 30, 2019.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 4% on account of higher logistics costs for the supply of goods;

•	an increase of 3% on account of increased personnel cost for annual increments and the costs of the employees that we hired in connection with our acquisition of select brands and a plant facility at Baddi from Wockhardt; and

•	an increase of 1% on account of higher depreciation and amortization charge.

the foregoing was partially offset by

•	a decrease of 4% on account of reduced selling and advertisement expenses; and

•	a reduction of 2% on account of reduced travel and other costs.

As a proportion of our total revenues, our selling, general and administrative expenses were 27.8% for the six months ended September 30, 2020, as compared to 29.2% for the six months ended September 30, 2019.

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs.781 million for the six months ended September 30, 2020 as compared to a charge of Rs.3,560 million for the six months September 30, 2019. (Refer Note 10 of interim financial statements for further details).

Research and development expenses

Our research and development costs were Rs.8,339 million for the six months ended September 30, 2020, an increase of 15% as compared to Rs.7,271 million for the six months ended September 30, 2019. This increase was primarily on account of higher developmental expenditure on certain projects in our Global Generics segment, biosimilars business and Proprietary products segment,

Other income, net

Our other income was Rs.267 million for the six months ended September 30, 2020, as compared to other income of Rs.3,894 million for the six months ended September 30, 2019.

The other income was higher for the six months ended September 30, 2019 mainly on account of Rs.3,457 million received from Celgene pursuant to a settlement agreement entered towards settlement of any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

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Additionally, our other income for the six months ended September 30, 2019 includes a gain of Rs.464 million on account of sale our of rights relating to an intangible asset forming part of our Proprietary Products Segment and our sale of the membership interests of Dr. Reddy’s Laboratories Tennessee, LLC.

Finance income, net

Our net finance income was Rs.842 million for the six months ended September 30, 2020, as compared to net finance income of Rs.624 million for the six months ended September 30, 2019. This increase in net finance income was attributable to:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.389 million for the six months ended September 30, 2020, as compared to profit on sale of investments of Rs.562 million for the six months ended September 30, 2019;

•	net interest expense of Rs.82 million for the six months ended September 30, 2020, as compared to net interest expense of Rs.101 million for the six months ended September 30, 2019;

•	net foreign exchange gain of Rs.535 million for the six months ended September 30, 2020, as compared to net foreign exchange gain of Rs.158 million for the six months ended September 30, 2019; and

•	the other miscellaneous income of Rs.0 for the six months ended September 30, 2020, as compared to Rs 5 million for the six months ended September 30, 2019.

Profit before tax

As a result of the above, our profit before tax was Rs.17,410 million for the six months ended September 30, 2020, an increase of 8% as compared to Rs.16,164 million for the six months ended September 30, 2019.

Tax expense

Our consolidated weighted average tax rate was an expense of 22.9% for the six months ended September 30, 2020, as compared to a benefit of 8.6% for the six months ended September 30, 2019. Our tax expense was Rs.3,994 million for the six months ended September 30, 2020 as compared to a net tax benefit of Rs.1,389 million for the six months ended September 30, 2019.

The effective rates of tax for the six months ended September 30, 2020 was lower than the enacted tax rate primarily on account of recognition of deferred tax asset amounting to Rs.1,012 million pursuant to a planned restructuring activity between the Group Companies.

The effective rates of tax for the six months ended September 30, 2019 was lower than the enacted tax rate primarily on account of recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits in Dr. Reddy’s Laboratories Limited, the parent company in India, resulting from the reduction in the MAT rate under Indian tax laws from 21.55% to 17.47%.

Profit for the period

As a result of the above, our net profit was Rs.13,416 million for the six months ended September 30, 2020, representing 14.4% of our total revenues for such period, as compared to Rs.17,553 million for the six months ended September 30, 2019, representing 20.3% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of September 30, 2020:

	Amount (Rs. in millions)		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	15,751	U.S.$	1 Month/6 Month LIBOR + 12.5 to 15 bps
			INR	1 Month T-bill + 35 bps
			INR	1 Month T-bill + 60 bps with a collar of 4.20%
			INR	5.75%
Other working capital borrowings		4,101	ZAR	1 Month JIBAR+120 bps
			RUB	7.15%
			BRL	7.25%
			MXN	TIIE + 1.20%
			INR	6.20%
			U.S.$	1 Month LIBOR + 75 bps
Long-term Non-convertible debentures		3,800	INR	6.77%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “ZAR” means South African rand.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “JIBAR” means the Johannesburg Interbank Average Rate and “T-bill” means the India Treasury Bill interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,
	2020		2019
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	20,167	Rs.	19,939
Investing activities		(16,970)		(4,892)
Financing activities		(1,384)		(14,293)
Net increase in cash and cash equivalents	Rs.	1,813	Rs.	754

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.41,581 million available in credit under revolving credit facilities with banks as of September 30, 2020.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.20,167 million for the six months ended September 30, 2020, as compared to a cash inflow of Rs.19,939 million for the six months ended September 30, 2019.

The increase in net cash inflow of Rs.228 million was primarily due to an increase in our earnings offset by increase in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as at September 30, 2020, June 30, 2020 and March 31, 2020 were 91 days, 94 days and 100 days, respectively. The decrease in our DSO as on compared to June 30, 2020 was primarily due to improved collections from customers.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.16,970 million and Rs.4,892 million for the six months ended September 30, 2020 and 2019, respectively which was primarily on account of the following:

•	the payment to Wockhardt Limited, in connection with our acquisition of certain of its business assets, of Rs.15,514 million for the six months ended September 30, 2020 (refer to Note 24 of our interim financial statements for further details);

•	the acquisition of property, plant and equipment, and other intangible assets ,net of discards, of Rs.4,533 million for the six months ended September 30, 2020, as compared to Rs.2,326 million for the six months ended September 30, 2019; and

•	the net proceeds of other investments of Rs.2,363 million for the six months ended September 30, 2020, as compared to net purchase of other investments of Rs.3.419 million for the six months ended September 30, 2019.

Cash Flows used in Financing Activities

Our financing activities resulted in a net cash outflow of Rs.1,384 million and of Rs.14,293 million for the six months ended September 30, 2020 and 2019, respectively.

During the six months ended September 30, 2020, our net cash outflow was primarily on account of the following:

•	payments of dividends of Rs.4,147 million;

•	interest payments of Rs.559 million;

•	payments of the principal portion of lease liabilities of Rs.366 million;

•	purchases of treasury shares of Rs.190 million; and

•	the foregoing was partially offset by net proceeds from short-term and long-term borrowings of Rs.3,701 million.

During the six months ended September 30, 2019, our net cash outflow was primarily on account of the following:

•	payments of dividends of Rs.3,916 million;

•	interest payments of Rs.839 million;

•	payments of the principal portion of lease liabilities of Rs.287 million;

•	purchases of treasury shares of Rs.474 million; and

•	the net repayment of short-term and long-term borrowings of Rs.8,777 million.

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ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: October 29, 2020	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary

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